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                             November 18, 2020

       Thomas O'Malley
       Chief Financial Officer
       Global Self Storage, Inc.
       11 Hanover Square
       New York, NY 10005

                                                        Re: Global Self
Storage, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            File No. 001-12681

       Dear Mr. O'Malley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 15. Exhibits, Financial Statement Schedules, page 49

   1.                                                   The certifications
filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and
paragraph 4(b) referring to internal control over financial
                                                        reporting. Please file
an amendment to your Form 10-K to include the certifications exactly as set forth in
Item 601(b)(31) of Regulation S-K. The amendment should
                                                        include updated and
corrected Section 302 certifications, Section 906 certifications, full
                                                        Item 9A disclosure and
your audited financial statements. Refer to Regulation S-K
                                                        Compliance & Disclosure
Interpretation 246.13.
       Schedule III Real Estate and Related Depreciation, page F-21

   2. Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you determined
it was not necessary to disclose the aggregate cost of your real estate assets for
Federal income tax purposes.
 Thomas O'Malley
Global Self Storage, Inc.
November 18, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at
(202) 551-3429
with any questions.



FirstName LastNameThomas O'Malley                         Sincerely,
Comapany NameGlobal Self Storage, Inc.
                                                          Division of
Corporation Finance
November 18, 2020 Page 2                                  Office of Real Estate
& Construction
FirstName LastName